Management’s Discussion and Analysis

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

DATED: MARCH 20, 2024

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of March 20, 2024, and presents an analysis of the financial condition of Mogo Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three months and year ended December 31, 2023 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and the related notes thereto for the year ended December 31, 2023. The financial information presented in this MD&A is derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019, in connection with the business combination with Mogo Finance Technology Inc. (“Mogo Finance”). The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, the consolidated financial statements and this MD&A reflect the continuing financial statements of Mogo Finance.

This MD&A is the responsibility of management. The board of directors of Mogo (the “Board”) has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR+ at www.sedarplus.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA, adjusted net loss and cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations (including our financial outlook) regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facility, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2024 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth and take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedarplus.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s stock trading app, MogoTrade, offers Canadians the simplest and lowest cost way to invest while making a positive impact with every investment. Together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, they form the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers next-generation card programs for both established global corporations and innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca.

Mission

Mogo’s mission is to make it simple and engaging for Canadians to achieve financial freedom while also making the world a better place.

The following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

Business Developments

•
In Q4 2023, Mogo continued to focus on increasing the value of its digital wealth platform. In March 2024, the Company announced the launch of Moka.ai, the next generation of its wealth-building app with significant updates and enhancements designed to help the next generation of Canadians get on a real path to becoming millionaires and achieving financial freedom.
•
In February 2024, Mogo completed a strategic agreement to transition to Snowflake as the sole data warehouse for its wealth and lending platforms. This aligns with Mogo’s objective to deploy new Artificial Intelligence (AI) applications in wealth.
•
On July 10, 2023, Mogo announced the closing of the previously announced business combination (the "WonderFi Transaction") between Coinsquare Ltd. (“Coinsquare”), CoinSmart Financial Inc., and WonderFi Technologies Inc. (TSX: WNDR) (“WonderFi”). Before the execution of the transaction, Mogo received 1.4 million shares of FRNT Financial Inc and 0.1 million shares of Mogo from Coinsquare. Pursuant to the WonderFi Transaction, Mogo exchanged its 12.5 million shares in Coinsquare for 87.0 million shares of WonderFi. As at December 31, 2023, Mogo was the largest shareholder of WonderFi, the only fully regulated crypto exchange in Canada, with a 13% ownership interest.
•
In 2023, the Company repurchased and cancelled 474,353 common shares under its share buyback program on NASDAQ and its normal course issuer bid on the Toronto Stock Exchange at an average price of $2.36 per share. Including the 600,000 common shares repurchased in 2022 under the NASDAQ buyback program, the Company has repurchased 1,074,353 common shares to date, representing 4.4% of the Company’s current outstanding common shares. The Company currently has 24.5 million common shares issued and outstanding.
•
Mogo's digital payment solutions business, Carta Worldwide, processed over $9.9 billion of payments volume in 2023 which was up 36% compared to 2022.
•
In Q4 2023, the Company’s assets under management increased 23% year-over-year to $351.3 million.
•
Mogo continued to build a highly efficient and scalable technology platform and operation while at the same time reducing costs. In October 2023, Mogo announced a multi-year agreement to transition to Oracle Cloud Infrastructure ("OCI") to support the long-term growth of the Company’s digital wealth platform. Carta also announced it selected OCI to accelerate innovation and support future growth.

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Management’s Discussion and Analysis

•
On August 14, 2023, the Company completed a share consolidation of its share capital on the basis of one post-consolidation common share of Mogo for each three pre-consolidation common shares of Mogo. Following the share consolidation, the Company has regained compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2).

•
In March 2023, Mogo amended its marketing collaboration agreement with Postmedia Network Inc. ("Postmedia") and extended the agreement until December 31, 2024. Postmedia is a Canadian news media company representing more than 130 brands across multiple print, online and mobile platforms.

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Management’s Discussion and Analysis

Financial Highlights

($000s)
	2023				2022
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Financial Highlights
Total revenue	$17,157	$16,180	$16,008	$15,877	$17,146	$17,257	$17,290	$17,256
Gross profit	11,463	11,387	11,943	11,869	11,743	10,835	11,341	12,318
Net income (loss)	8,511	(9,504)	(10,008)	(6,884)	(74,943)	(19,996)	(51,870)	(18,870)
Total operating expenses	11,685	12,230	13,104	13,516	15,496	18,469	21,195	24,654
Adjusted EBITDA(1)	2,743	2,066	1,844	1,019	248	(2,799)	(4,134)	(5,545)
Adjusted net loss(1)	(2,600)	(2,556)	(2,918)	(3,858)	(5,375)	(8,350)	(9,476)	(10,777)
Cash provided by (used in) operations before investment in gross loans receivable(1)	4,676	2,619	2,129	67	457	(1,467)	(2,476)	(7,138)

•
Q4 2023 revenue of $17.2 million, up slightly over the prior year, reflecting a return to growth in the Company's primary business segments of wealth, payments and lending, offset by the Company's previously disclosed decision to narrow its strategic focus and exit certain sub-scale and unprofitable products.

•
Net income (loss) improved to income of $8.5 million in Q4 2023, compared with net loss of $74.9 million in Q4 2022.

•
Q4 2023 gross profit of $11.5 million (67% margin), a slight decrease of $0.2 million compared to $11.7 million (68% margin) in Q4 2022.

•
During Q4 2023, Mogo continued to focus on cost efficiency and improving its cash flow. As a result of these efficiency initiatives, total operating expenses for Q4 2023 decreased by $3.8 million to $11.7 million, or 25%, compared to $15.5 million at Q4 2022.

•
The above efficiency initiatives resulted in positive cash flows provided by operations before investment in gross loans receivable for the fifth consecutive quarter, which grew in Q4 2023 by 79% over Q3 2023 and approximately 923% over Q4 2022.

•
Mogo reported a material improvement in adjusted EBITDA, which reached $2.7 million in Q4 2023, compared with an adjusted EBITDA of $0.2 million in Q4 2022, resulting from significantly lower operating expenses compared to the prior period. Full-year adjusted EBITDA increased to $7.7 million in 2023, representing a $19.9 million improvement compared to the adjusted EBITDA loss of $12.2 million in 2022.

•
Adjusted net loss decreased to $2.6 million in Q4 2023 from $5.4 million in Q4 2022.

•
Ended Q4 2023 with cash and total investments of $55.6 million. This included combined cash and restricted cash of $17.9 million and investment portfolio of $37.8 million.
•
Subsequent to year end, Mogo announced that its Board of Directors has approved a change to its treasury management strategy to include Bitcoin and Bitcoin ETFs and authorized an initial investment of up to $5.0 million.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Financial Outlook

•
In 2023, Mogo focused on accelerating its path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. As a result of these initiatives, 2023 total operating expenses decreased by $29.3 million , or 37%, compared to 2022, and the Company reported a significant year-over-year increase in Adjusted EBITDA, which increased to $7.7 million in 2023, a $19.9 million year-over-year improvement from an Adjusted EBITDA loss of $12.2 million in 2022.

•
For fiscal 2024, Mogo expects to shift the balance toward a return to meaningful revenue growth while at the same time continuing to generate positive Adjusted EBITDA. The Company will increase investments in marketing to drive accelerating subscription and services revenue growth from its Wealth and Payments businesses where it sees significant opportunity for expansion.

•
Specifically, for 2024 Mogo expects accelerating subscription and services revenue growth during the year with an overall subscription and services revenue growth rate in the mid-teens for the full year.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Mogo members, revenue, subscription and services revenue, net (loss) income, net cash used in operating activities, adjusted EBITDA(1), adjusted net loss(1) and cash provided by (used in) operating activities before investment in gross loans receivable(1). We evaluate our performance by comparing our actual results to prior period results.

The tables below provide the summary of key performance indicators for the applicable reported periods:

	As at
	December 31, 2023	December 31, 2022	Change %
Key Business Metrics
Mogo Members (000s)	2,110	1,993	6%

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
IFRS Measures
Revenue	$17,157	$17,146	0%	$65,221	$68,949	(5)%
Subscription and services revenue	10,187	10,343	(2)%	38,785	41,741	(7)%
Net income (loss)	8,511	(74,943)	(111)%	(17,887)	(165,678)	(89)%
Net cash used in operating activities	(2,199)	(1,356)	62%	(9,167)	(27,009)	(66)%
Other Key Performance Indicators(1)
Adjusted EBITDA	2,743	248	1006%	7,669	(12,227)	(163)%
Adjusted net loss	(2,600)	(5,375)	(52)%	(11,939)	(33,977)	(65)%
Cash provided by (used in) operations before investment in gross loans receivable	4,676	457	923%	9,488	(10,617)	(189)%

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Mogo members

Our total member base grew to 2,110,000 members as at December 31, 2023, from 1,993,000 members as at December 31, 2022, representing an increase of approximately 6% or 117,000 net members. Quarter over quarter, net members increased by 33,000 in Q4 2023. The growth in our member base reflects the continued adoption of our products by new members.

Revenue

Three months ended Q4 2023 vs Q4 2022

Total revenue increased slightly to $17.2 million for the three months ended December 31, 2023 compared to $17.1 million in the same period last year. This represents a return to growth in the Company’s primary business segments of wealth, payments, and lending, offset by the Company’s previously disclosed decision to narrow its strategic focus and exit certain sub-scale and unprofitable products.

Year ended 2023 vs 2022

Total revenue decreased by 5% to $65.2 million for the year ended December 31, 2023 compared to $68.9 million in the same period last year. The revenue decrease was primarily a result of the previously announced elimination of sub-scale revenue streams and unprofitable products including MogoCrypto, Moka France, and MogoCard.

Subscription and services revenue

Three months ended Q4 2023 vs Q4 2022

Subscription and services revenue decreased by 2% to $10.2 million for the three months ended December 31, 2023 compared to $10.3 million in the same period last year. The decrease was primarily driven by the previously announced elimination of sub-scale and unprofitable products including the wind down of MogoCrypto, Moka France and MogoCard. The decrease due to these products was offset by higher revenues related to wealth and payments.

Year ended 2023 vs 2022

Subscription and services revenue decreased by 7% to $38.8 million for the year ended December 31, 2023 compared to $41.7 million in the same period last year. The decrease in subscription and services revenue was primarily driven by the same reasons noted above.

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Management’s Discussion and Analysis

Net income (loss)

Three months ended Q4 2023 vs Q4 2022

Net income was $8.5 million for the three months ended December 31, 2023, which is a decrease in net loss of $83.4 million compared to net loss of $74.9 million in the same period last year.

In 2022, the Company recognized impairment of investment accounted for using the equity method of $31.5 million, and impairment of goodwill and intangible assets of $37.2 million. No such impairment was recognized in the three months ended December 31, 2023. Additionally, the operating efficiency initiatives implemented in 2023 resulted in a $3.7 million reduction in operating expenses. The Company also recognized an unrealized revaluation gain on our investment portfolio of $13.6 million, compared to a loss of $1.2 million in the same period last year.

Year ended 2023 vs 2022

Net loss was $17.9 million for the year ended December 31, 2023, which is a decrease in net loss of $147.8 million compared to net loss of $165.7 million in the same period last year. In 2022, the Company recognized its share of loss in investment accounted for using the equity method of $78.8 million, compared to $8.3 million in 2023. Impairment of goodwill and intangibles of $38.3 million were also recognized in 2022.

Additionally, the operating efficiency initiatives noted above resulted in a $29.3 million decrease in operating expenses, and reductions in non-operating losses including a decrease in other non-operating expenses of $5.1 million. The Company also recognized a revaluation gain on our investment portfolio of $9.6 million in 2023, compared to a loss of $2.4 million in 2022.

Net cash used in operating activities

Three months ended Q4 2023 vs Q4 2022

Net cash used in operating activities was $2.2 million for the three months ended December 31, 2023, which is an increase of $0.8 million compared to $1.4 million in the same period last year. The increase was primarily due to an increase in net issuance of loans receivable of $6.9 million, which was offset by operating expense efficiencies gained in the past year.

Year ended 2023 vs 2022

Net cash used in operating activities was $9.2 million for the year ended December 31, 2023, which is a decrease of $17.8 million compared to $27.0 million in the same period last year. The improvement was primarily attributed to significant operating expense efficiencies gained in the past year, in addition to gross margin improvement.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Adjusted EBITDA(1)

Three months ended Q4 2023 vs Q4 2022

Adjusted EBITDA was $2.7 million for the three months ended December 31, 2023, which is a $2.5 million improvement from the adjusted EBITDA of $0.2 million in the same period last year. The improvement in adjusted EBITDA was primarily driven by a 25% reduction in operating expenditures arising from the realization of cost efficiency initiatives implemented in the last twelve months.

Year ended 2023 vs 2022

Adjusted EBITDA was $7.7 million for the year ended December 31, 2023, which is a $19.9 million improvement compared to the adjusted EBITDA loss of $12.2 million in the same period last year. The improvement in adjusted EBITDA was primarily driven by a 37% reduction in operating expenditures arising from the realization of cost efficiency initiatives implemented in the last twelve months. Additionally, overall gross profit increased despite the significant reduction in operating expenses.

Adjusted net loss(1)

Three months ended Q4 2023 vs Q4 2022

Adjusted net loss was $2.6 million for the three months ended December 31, 2023, which is a $2.8 million improvement compared to an adjusted net loss of $5.4 million in the same period last year. The improvement in adjusted net loss was attributed primarily to the same reasons noted above in the adjusted EBITDA variance and partially offset by a $0.2 million increase in credit facility interest expense due to higher interest rates.

Year ended 2023 vs 2022

Adjusted net loss was $11.9 million for the year ended December 31, 2023, which is a decrease in loss of $22.1 million compared to an adjusted net loss of $34.0 million in the same period last year. The improvement in adjusted net loss was attributed primarily to the same reasons noted above in the adjusted EBITDA variance and partially offset by a $1.4 million increase in credit facility interest expense due to higher interest rates and a $1.4 million increase in debentures and other financing expense primarily due to a one-time gain on revaluation of debentures recorded in Q4 2022.

Cash provided by (used in) operating activities before investment in gross loans receivable(1)

Three months ended Q4 2023 vs Q4 2022

Cash provided by operating activities before investment in gross loans receivable was $4.7 million for the three months ended December 31, 2023, which is a $4.2 million improvement compared to $0.5 million in the same period last year. The improvement was primarily attributed to significant operating expense efficiencies gained in the past year.

Year ended 2023 vs 2022

Cash provided by operating activities before investment in gross loans receivable was $9.5 million for the year ended December 31, 2023, which is a $20.1 million improvement compared to negative $10.6 million in the same period last year. The improvement was primarily attributed to the same reasons noted above.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Adjusted EBITDA, adjusted net loss and cash provided by (used in) operating activities before investment in gross loans receivable are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, readers should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding depreciation and amortization, stock-based compensation, credit facility interest expense, debenture and other financing expense, accretion related to debentures, share of (gain) loss in investment accounted for using the equity method, revaluation (gain) loss, impairment of investment accounted for using the equity method, impairment of goodwill, and other non-operating expense. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income (loss) before tax	$8,432	$(75,030)	$(18,287)	$(166,014)
Depreciation and amortization	2,385	3,166	9,067	12,636
Stock-based compensation	580	835	2,478	8,712
Credit facility interest expense	1,595	1,363	6,064	4,640
Debenture and other financing expense	1,141	779	3,519	3,225
Accretion related to debentures	222	315	958	1,249
Share of loss in investment accounted for using the equity method	—	31,142	8,267	78,832
Revaluation (gain) loss	(13,600)	(2,020)	(9,628)	2,375
Impairment of goodwill	—	31,758	—	31,758
Other non-operating expense	1,988	7,940	5,231	10,360
Adjusted EBITDA	2,743	248	7,669	(12,227)

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Management’s Discussion and Analysis

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss before tax excluding stock-based compensation, share of (gain) loss in investment accounted for using equity method, revaluation loss, impairment of investment accounted for using the equity method, impairment of goodwill, and other non-operating expense. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense, and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s core financial performance.

The following table presents a reconciliation of adjusted net loss to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income (loss) before tax	$8,432	$(75,030)	$(18,287)	$(166,014)
Stock-based compensation	580	835	2,478	8,712
Share of loss in investment accounted for using the equity method	—	31,142	8,267	78,832
Revaluation (gain) loss	(13,600)	(2,020)	(9,628)	2,375
Impairment of goodwill	—	31,758	—	31,758
Other non-operating expense	1,988	7,940	5,231	10,360
Adjusted net loss	(2,600)	(5,375)	(11,939)	(33,977)

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Management’s Discussion and Analysis

Cash provided by (used in) operating activities before investment in gross loans receivable

Cash provided by (used in) operating activities before investment in gross loans receivable is a non-IFRS financial measure that we calculate as cash used in operating activities, less net issuance of loans receivables. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net cash used in operating activities	$(2,199)	$(1,356)	$(9,167)	$(27,009)
Net issuance of loans receivable	(6,875)	(1,813)	(18,655)	(16,392)
Cash provided by (used in) operations before investment in gross loans receivable	4,676	457	9,488	(10,617)

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoMortgage, MogoTrade, Moka services, our premium account subscription offerings, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoMortgage, MogoTrade, Moka services and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

15 | Page

Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three months and year ended December 31, 2023 and 2022:

($000s, except per share amounts)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Total revenue	$17,157	$17,146	$65,221	$68,949
Cost of revenue	5,694	5,403	18,562	22,709
Gross profit	11,463	11,743	46,659	46,240
Technology and development	2,196	3,139	10,591	12,973
Marketing	1,101	1,035	3,340	11,208
Customer service and operations	2,376	3,040	10,602	14,089
General and administration	3,047	4,281	14,457	20,197
Stock-based compensation	580	835	2,478	8,712
Depreciation and amortization	2,385	3,166	9,067	12,636
Total operating expenses	11,685	15,496	50,535	79,815
Loss from operations	(222)	(3,753)	(3,876)	(33,575)
Credit facility interest expense	1,595	1,363	6,064	4,640
Debenture and other financing expense	1,141	779	3,519	3,225
Accretion related to debentures	222	315	958	1,249
Share of loss in investment accounted for using the equity method	—	31,142	8,267	78,832
Revaluation (gain) loss	(13,600)	(2,020)	(9,628)	2,375
Impairment of goodwill	—	31,758	—	31,758
Other non-operating expense	1,988	7,940	5,231	10,360
	(8,654)	71,277	14,411	132,439
Net income (loss) before tax	8,432	(75,030)	(18,287)	(166,014)
Income tax recovery	(79)	(87)	(400)	(336)
Net income (loss)	8,511	(74,943)	(17,887)	(165,678)
Other comprehensive income:
Unrealized revaluation loss on digital assets	—	—	—	(468)
Foreign currency transaction reserve (loss) gain	(219)	(783)	(316)	101
Other comprehensive loss	(219)	(783)	(316)	(367)
Total comprehensive income (loss)	8,292	(75,726)	(18,203)	(166,045)

Adjusted EBITDA(1)	2,743	248	7,669	(12,227)
Adjusted net loss(1)	(2,600)	(5,375)	(11,939)	(33,977)
Basic income (loss) per share	0.34	(0.99)	(0.72)	(2.17)
Diluted income (loss) per share	0.34	(0.99)	(0.72)	(2.17)

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

16 | Page

Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Subscription and services revenue	$10,187	$10,343	(2)%	$38,785	$41,741	(7)%
Interest revenue	6,970	6,803	2%	26,436	27,208	(3)%
Total revenue	17,157	17,146	0%	65,221	68,949	(5)%

Subscription and services revenue – represents Carta transaction processing revenue, Moka subscriptions, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, partner lending fees, portfolio management fees, exempt market dealer commission revenue, referral fee revenue, FX revenue and other fees and charges.

Interest revenue – represents interest on our line of credit loan products.

Please refer to the “Key Performance Indicators” section for commentary on total revenue and subscription and services revenue.

Cost of revenue

The following table summarizes the cost of revenue for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Provision for loan losses, net of recoveries	$3,862	$3,224	20%	$13,208	$14,730	(10)%
Transaction costs	1,832	2,179	(16)%	5,354	7,979	(33)%
Cost of revenue	5,694	5,403	5%	18,562	22,709	(18)%
As a percentage of total revenue	33%	32%		28%	33%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as loan system transaction fees, transaction processing costs related to the Carta business and other transaction costs related to Moka and MogoTrade.

Cost of revenue was $5.7 million for the three months ended December 31, 2023, an increase of $0.3 million compared to the same period in the prior year. Cost of revenue was $18.6 million for the year ended December 31, 2023, a decrease of $4.1 million compared to the same period last year.

Provision for loan losses, net of recoveries, has increased for the three months and year ended December 31, 2023 compared to the same periods in the prior year. This increase is due to overall growth in loan receivables in the current period, compared to a decrease in loan receivables in the comparative prior year period.

Transaction costs have decreased for the three months and year ended December 31, 2023 compared to the same periods in the prior year. This decrease is primarily due to the realization of cost efficiencies implemented in the current

17 | Page

Management’s Discussion and Analysis

periods.

We believe we are adequately provisioned to absorb reasonably possible future material shocks to the loan book as a result of macroeconomic factors such as inflation and the interest rate environment. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. We have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Technology and development expenses

The following table provides the technology and development expenses for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Technology and development	$2,196	$3,139	(30)%	$10,591	$12,973	(18)%
As a percentage of total revenue	13%	18%		16%	19%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include hosting costs and software licenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets.

Technology and development expenses were $2.2 million for the three months ended December 31, 2023, which is a decrease of $0.9 million compared to $3.1 million in the same period last year. Technology and development expenses were $10.6 million for the year ended December 31, 2023, which is a decrease of $2.4 million compared to $13.0 million in the same period last year. The decrease is primarily due to cost efficiency initiatives implemented in 2023.

We believe our investments into the development of our digital wealth platform will strengthen Mogo’s product service offerings and drive long-term member and revenue growth.

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Management’s Discussion and Analysis

Marketing expenses

The following table provides the marketing expenses for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Marketing	$1,101	$1,035	6%	$3,340	$11,208	(70)%
As a percentage of total revenue	6%	6%		5%	16%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), public relations, promotional event programs and corporate communications.

Marketing expenses were $1.1 million for the three months ended December 31, 2023, which is an increase of $0.1 million compared to $1.0 million in the same period last year. Marketing expenses were $3.3 million for the year ended December 31, 2023, which is a decrease of $7.9 million compared to $11.2 million in the same period last year. During the latter half of 2022 and continuing in 2023, there was a significant reduction in marketing expenses to focus on more efficient marketing channels that drive shorter payback periods. We achieved sequential quarterly revenue growth in 2023 despite this significant reduction in marketing spend, which highlights the improvements in efficiency gained.

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Customer service and operations	$2,376	$3,040	(22)%	$10,602	$14,089	(25)%
As a percentage of total revenue	14%	18%		16%	20%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses decreased for the three months and year ended December 31, 2023. The decrease is primarily due to cost reduction initiatives implemented in 2022 and continuing into 2023.

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Management’s Discussion and Analysis

General and administration expenses

The following table provides the general and administration (“G&A”) expenses for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
General and administration	$3,047	$4,281	(29)%	$14,457	$20,197	(28)%
As a percentage of total revenue	18%	25%		22%	29%

G&A expenses consist primarily of salary and personnel related costs for our corporate, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses decreased for the three months and year ended December 31, 2023, compared to the same periods last year. The decrease is due to various cost efficiency initiatives implemented in 2023.

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three months and year ended December 31, 2023 and 2022 were as follows:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Stock-based compensation	$580	$835	(31)%	$2,478	$8,712	(72)%
Depreciation and amortization	2,385	3,166	(25)%	9,067	12,636	(28)%
	2,965	4,001	(26)%	11,545	21,348	(46)%
As a percentage of total revenue	17%	23%		18%	31%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black-Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification in 2021. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation decreased to $0.6 million in the three months ended December 31, 2023 compared to $0.8 million in the same period last year. Stock-based compensation decreased to $2.5 million in the year ended December 31, 2023 compared to $8.7 million in the same period last year. The decrease in stock-based compensation is driven by options granted in 2023 having a lower grant date fair value compared to grants in 2022 such that graded vesting of these options has resulted in a decrease in expense.

Depreciation and amortization decreased to $2.4 million in the three months ended December 31, 2023 compared to $3.2 million in the same period last year. Depreciation and amortization decreased to $9.1 million in the year ended December 31, 2023 compared to $12.6 million in the same period last year. The decreases are driven by lower amortization of intangible assets in the current period as a result of the impairment of legacy MogoApp and MogoCard related intangible assets in Q4 2022, along with the impairment of MogoCrypto related intangible assets in Q3 2022.

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Management’s Discussion and Analysis

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Credit facility interest expense	$1,595	$1,363	17%	$6,064	$4,640	31%
As a percentage of total revenue	9%	8%		9%	7%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense increased for both the three months and year ended December 31, 2023 compared to the same periods last year. The increase is due to additional advances on the Credit Facility and higher interest rates in 2023.

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Debenture and other financing expense	$1,141	$779	46%	$3,519	$3,225	9%
Accretion related to debentures	222	315	(30)%	958	1,249	(23)%
Share of loss in investment accounted for using the equity method	—	31,142	(100)%	8,267	78,832	(90)%
Revaluation (gain) loss	(13,600)	(2,020)	573%	(9,628)	2,375	(505)%
Impairment of goodwill	—	31,758	(100)%	—	31,758	(100)%
Other non-operating expense	1,988	7,940	(75)%	5,231	10,360	(50)%
Total other (income) expense	(10,249)	69,914	(115)%	8,347	127,799	(93)%
As a percentage of total revenue	(60)%	408%		13%	185%

Total other expenses (income) were income of $10.2 million for the three months ended December 31, 2023, which is a change of $80.1 million compared to an expense of $69.9 million for the same period last year. Total other expenses were $8.3 million for the year ended December 31, 2023, which is a decrease in expense of $119.5 million compared to the same period last year. The decrease in total other expenses was primarily driven by higher non-cash impairment charges on our investment in Coinsquare in 2022 compared to 2023. As well as impairment of goodwill for $31.8 million and impairment of intangible assets of $6.5 million in 2022. Additional decreases are due to the discontinuation of equity accounting for our share of Coinsquare’s net comprehensive loss following the WonderFi Transaction.

Revaluation gains and losses were a $13.6 million gain for the three months ended December 31, 2023 compared to a gain of $2.0 million in the same period last year. The variance is primarily attributable to a gain in investment portfolio of $13.6 million in the current year, compared to a loss of $1.2 million in the same period last year offset by a gain on revaluation of derivative financial liabilities of $1.4 million, a gain on debenture revaluation of $1.1 million and an unrealized exchange gain of $0.8 million.

Revaluation gains and losses were a $9.6 million gain for the year ended December 31, 2023 compared to a $2.4 million loss in the same period last year. The variance is primarily attributable to a gain in investment portfolio of $9.7 million compared to a loss of $8.0 million in the same period last year, as well as a loss on revaluation of derivative financial asset of $7.9 million in the prior period. These losses were offset by a gain on revaluation of derivative financial liabilities of $12.6 million and a gain on debenture revaluation of $1.1 million.

21 | Page

Management’s Discussion and Analysis

Other non-operating expense for the three months and year ended December 31, 2023 primarily consists of restructuring charges incurred due to the wind down of the legacy MogoApp, including MogoCard and MogoCrypto, and impairment of assets related to the sublease of our Vancouver office, and implementation of further restructuring in 2023, and transaction costs related to the WonderFi Transaction.

Debenture and other financing expense primarily consists of interest expense related to our debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense was lower in the comparative period, as a result of a revaluation gain recognized on the debentures in Q4 2022.

Other comprehensive (loss) income

The following table provides a breakdown of other comprehensive income by type for the three months and year ended December 31, 2023 and 2022:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2023	December 31, 2022	Change %	December 31, 2023	December 31, 2022	Change %
Unrealized revaluation loss on digital assets	$—	$—	n/a	$—	$(468)	(100)%
Foreign currency transaction reserve (loss) gain	(219)	(783)	(72)%	(316)	101	(413)%
Other comprehensive loss	(219)	(783)	(72)%	(316)	(367)	(14)%

Total other comprehensive loss was $0.2 million for the three months ended December 31, 2023 compared to other comprehensive income of $0.8 million in the same period last year. Total other comprehensive loss was $0.3 million for the year ended December 31, 2023 compared to other comprehensive loss of $0.4 million in the same period last year.

Following the financial investment in bitcoin and ether in 2021, the Company recognized digital assets as indefinite lived intangible assets measured under the revaluation model at fair value and recognizes cumulative fair value gains relating to these digital assets through other comprehensive income, and cumulative fair value losses to the extent that they reverse previously recognized cumulative gains through other comprehensive income. See Note 3 of the annual consolidated financial statements for the year ended December 31, 2023 for our detailed accounting policy.

Unrealized revaluation gain (loss) on digital assets impacting other comprehensive income for the three months ended December 31, 2023 is nil compared to nil loss in the same period last year. Unrealized revaluation gain (loss) on digital assets impacting other comprehensive income for the year ended December 31, 2023 is nil compared to a $0.5 million loss in the same period last year. These gains and losses are due to change in the market prices of bitcoin and ether across the periods. The decrease in digital asset market prices in 2022 resulted in a cumulative loss on our digital assets prior to their sale in November 2022.

From the date of the acquisition of Carta in Q1 2021 and Moka in Q2 2021, the Company consolidates foreign operations with functional currencies that are different from the presentation currency of the Company's consolidated financial statements. The assets and liabilities of foreign operations are translated to CAD using exchange rates at the reporting date whilst their income and expenses are translated to CAD using average monthly exchange rates. Foreign currency differences arising are recognized in other comprehensive income.

Foreign currency translation reserve loss was $0.2 million for the three months ended December 31, 2023 compared to a loss of $0.8 million in the same period last year. Foreign currency translation reserve loss was $0.3 million for the year ended December 31, 2023 compared to a gain of $0.1 million in the same period last year. These gains are due to fluctuations in foreign currency exchange rates across the periods.

22 | Page

Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2023				2022
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Income Statement Highlights
Total revenue	$17,157	$16,180	$16,008	$15,877	$17,146	$17,257	$17,290	$17,256
Loss from operations	(222)	(843)	(1,161)	(1,647)	(3,753)	(7,634)	(9,854)	(12,333)
Other income (expenses), including taxes	8,733	(8,661)	(8,847)	(5,237)	(71,190)	(12,362)	(42,016)	(6,537)
Net income (loss)	8,511	(9,504)	(10,008)	(6,884)	(74,943)	(19,996)	(51,870)	(18,870)
Net income (loss) per common share (basic)	0.34	(0.38)	(0.39)	(0.27)	(2.97)	(0.78)	(2.03)	(0.75)
Net income (loss) per common share (fully diluted)	0.34	(0.38)	(0.39)	(0.27)	(2.97)	(0.78)	(2.03)	(0.75)
Non-IFRS Financial Measures(1)
Adjusted EBITDA	2,743	2,066	1,844	1,019	248	(2,799)	(4,134)	(5,545)
Adjusted net loss	(2,600)	(2,556)	(2,918)	(3,858)	(5,375)	(8,350)	(9,476)	(10,777)
Cash provided by (used in) operations before investment in gross loans receivable	4,676	2,619	2,129	67	457	(1,467)	(2,476)	(7,138)

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Quarterly Trends

We had steady revenue in 2022, while we implemented initiatives to reduce operating expenses throughout the year. This resulted in reductions in operating expenses over 2022 and 2023, but the impact on sub-scale revenue streams resulted in a decrease in revenue in Q1 to Q3 2023 compared to 2022. We saw a slight increase in revenue in Q4 2023 representing a return to growth in the Company’s primary business segments of wealth, payments, and lending, offset by the Company’s previously disclosed decision to narrow its strategic focus and exit certain sub-scale and unprofitable products.

Loss from operations decreased quarter over quarter from Q1 2022 to Q4 2023, with significant decreases in operating expenses while managing impact on revenue.

Other income (expenses), including taxes, resulted in losses from Q1 2022 to Q4 2022. Between Q1 2022 and Q4 2022, broader equity and cryptocurrency market declines resulted in non-cash losses, including $58.3 million in impairment charges on our investment in Coinsquare, $31.8 million in impairment charges to goodwill and $6.5 million in write-downs of intangible assets. In 2023, changes in other expenses primarily related to our share of Coinsquare's net comprehensive loss, impairment on our investment in Coinsquare, restructuring costs related to the wind down of the legacy MogoApp, including MogoCard, impairment on assets related to our Vancouver lease and a loss on the revaluation of our investment portfolio. In Q4 2023, there was a significant increase in other income primarily due to a revaluation gain on our investment in WonderFi.

Adjusted EBITDA has improved in every quarter since Q1 2022 as we placed a significant emphasis on operating efficiency and margin improvement starting in 2022, starting in Q2 2023 we resumed quarter over quarter revenue growth.

23 | Page

Management’s Discussion and Analysis

Summary of Annual Results

($000s, except percentages and per share amounts)
	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021	% change 2023 vs 2022	% change 2022vs 2021
Financial Statement Highlights
Total revenue	$65,221	$68,949	$57,519	(5)%	20%
Net (loss)	(17,887)	(165,678)	(33,209)	(89)%	399%
Net loss per common share (basic and fully diluted)	(0.72)	(2.17)	(0.53)	(67)%	309%
Total assets	207,763	221,494	393,867	(6)%	(44)%
Total liabilities	114,039	110,608	124,090	3%	(11)%
Non-IFRS Financial Measures(1)
Adjusted EBITDA	7,669	(12,227)	(11,113)	(163)%	10%
Adjusted net loss	(11,939)	(33,977)	(33,051)	(65)%	3%
Cash provided by (used in) operations before investment in gross loans receivable	9,488	(10,617)	(14,009)	(189)%	(24)%

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Annual Trends

We saw strong total revenue growth from 2021 to 2022, driven by growth in our subscription and services revenue, and additional revenue streams from the acquisition of Carta, Moka and Fortification in 2021.

We experienced a decrease in total revenue from 2022 to 2023 a result of the elimination of sub-scale revenue streams and unprofitable products including MogoCrypto, Moka France, and MogoCard which helped drive an increase in gross margin from 67% to 72%.

Net loss increased from 2021 to 2022. In 2021, we increased growth spend and acquired Carta, Moka and Fortification. During 2022, we implemented a broad restructuring plan and focused on certain operating efficiency initiatives, including changes in personnel, elimination of certain vendors, and a reduction in performance marketing spend. The Company incurred additional non-cash losses in 2022 including the impairment of goodwill, write-down of certain intangible assets, our share of loss and impairment of our investment in Coinsquare and investment portfolio loss as a result of equity and cryptocurrency market declines during 2022. Net loss improved significantly in 2023 over 2022, driven largely by the previously mentioned operating efficiency improvement initiatives, and the absence of certain impairments that occurred in 2022.

The decrease in assets from 2021 to 2022 is driven by non-cash losses on goodwill, our investment in Coinsquare, intangible assets and the investment portfolio, and growth spend largely incurred in the first half of 2022 prior to the implementation of the restructuring plan. The total assets decrease from 2022 to 2023 is primarily attributable to overall net losses in the business, which decreased significantly compared to the prior year.

Total liabilities decreased from 2021 to 2022 primarily as a result of the revaluation of our derivative financial liabilities from period to period. Total liabilities increased slightly from 2022 to 2023 primarily due to increases in advances on the credit facility.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at December 31, 2023 and December 31, 2022:

($000s)	As at
	December 31, 2023	December 31, 2022
Cash and cash equivalent	$16,133	$29,268
Total assets	207,763	221,494
Total liabilities	114,039	110,608

Total assets decreased by $13.7 million during the year ended December 31, 2023. The decrease is primarily attributable to overall net losses in the business, which decreased significantly compared to the prior year.

Total liabilities increased by $3.4 million during the year ended December 31, 2023. The increase is primarily due to increases in advances on the credit facility.

Loans receivable

The following table provides a breakdown of loans receivable as at December 31, 2023 and December 31, 2022:

($000s)	As at
	December 31, 2023	December 31, 2022
Gross loans receivable	$74,272	$69,914
Allowance for loan losses	(12,555)	(13,073)
Net loans receivable	61,717	56,841

The gross loans receivable portfolio was $74.3 million as at December 31, 2023, which is an increase of $4.4 million compared to the balance as at December 31, 2022. The increase is primarily due to higher loan originations issued in the second half of 2023.

The following table provides a reconciliation of changes in our loan loss allowance for the year ended December 31, 2023 and the year ended December 31, 2022:

($000s)	As at
	December 31, 2023	December 31, 2022
Allowance for loan losses, beginning of period	$13,073	$9,813
Provision for loan losses	13,778	15,383
Loans charged-off	(14,296)	(12,123)
Allowance for loan losses, end of period	12,555	13,073

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 4 of the annual consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Changes in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statements of operations and comprehensive income (loss).

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Management’s Discussion and Analysis

The allowance for loan losses as a percentage of gross loans receivable decreased to 16.9% as at December 31, 2023 from 18.7% as at December 31, 2022. This is primarily due to a better aging of loan portfolio as at Q4 2023 compared to Q4 2022.

As at December 31, 2023, the allowance includes an incremental allowance in respect of potential future losses arising from macroeconomic factors as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance. We believe that the related allowance is adequate to absorb reasonably possible changes to economic conditions that impact the loan book. It should be noted that this allowance has already been reflected in our provision for loan losses in the consolidated statements of operations and comprehensive income (loss). Refer to the “Cost of revenue” section above for further discussion on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against loans receivable and provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb expected credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

Related party transactions during the three months and year ended December 31, 2023 include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2023 totaled $0.3 million (December 31, 2022 – $0.3 million). The debentures bear annual coupon interest of 8.0% (December 31, 2022 – 8.0%) with interest expense for the three months and year ended December 31, 2023 totaling $6,000 and $24,000, respectively (December 31, 2022 – $6,000 and $25,000, respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

In the year ended December 31, 2023, the Company incurred $175,000 of sponsorship expenses (December 31, 2022 – $188,000) with a company owned by a director of Mogo.

Key management personnel (“KMP”) are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly. Key management personnel consist of directors and executive officers.

Aggregate compensation of KMP recorded as expenses in the consolidated statement of operations and comprehensive income (loss) during the year consisted of:

	Year ended
	December 31, 2023	December 31, 2022
Salary and short – term benefits	1,940	2,192
Stock-based compensation	1,278	3,129
Termination benefits	163	1,224
	3,381	6,545

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Management’s Discussion and Analysis

Off‑Balance Sheet Arrangements

The Company has no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 23 and Note 24 in the Company’s annual consolidated financial statements for the year ended December 31, 2023. The Company has assessed that it has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of common shares of the Company, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company and Mogo Finance in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio which the Company is actively seeking to monetize. Following investments made after the business combination, the value of Mogo’s investments, including our investment in WonderFi, was $37.8 million as at December 31, 2023.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. Our principal cash requirements are for working capital, loan capital and investing activities. Our future financing requirements will depend on many factors including our growth rate, product development investments, increase in marketing activities, investment levels in our gross loans receivables, the macroeconomic conditions and its impact on loan performance, and potential mergers, strategic investments and acquisitions activity. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facility or our long-term debentures and may at times consider the issuance of shares in satisfaction of amounts owing under debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility.

On November 6, 2023, due to the expiry of our previous short-form base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec. This shelf prospectus allows Mogo to offer common shares, preferred shares, debt securities, and warrants to purchase common shares, preferred shares or debt securities up to an aggregate offering price of USD $250,000,000 for the 25-month period after filing.

In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debt outstanding or increasing availability under existing or new credit facilities.

Although we are not currently party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favourable to us or at all.

In December 2021, we amended our Credit Facility. The amendments changed the effective interest rate from a maximum of 9% plus LIBOR to 8% plus LIBOR with no floor. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date by three years from July 2, 2022 to July 2, 2025. As of July 1, 2023, the Credit Facility's benchmark rate transitioned from the USD LIBOR benchmark rate to the Secured Overnight Financing Rate.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and twelve months ended December 31, 2023 and 2022:

($000s)
	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Cash provided by (used in) operating activities before changes in working capital (1)	$3,470	$(698)	$9,900	$(7,809)
Other changes in working capital (1)	1,206	1,155	(412)	(2,808)
Cash provided by (used in) operating activities before changes in loans receivable	4,676	457	9,488	(10,617)
Cash invested in loans receivable	(6,875)	(1,813)	(18,655)	(16,392)
Cash used in operating activities	(2,199)	(1,356)	(9,167)	(27,009)
Cash used in investing activities	(982)	(655)	(3,086)	(9,149)
Cash provided by (used in) financing activities	1,581	(2,718)	(861)	(3,079)
Effect of exchange rate fluctuations	18	(36)	(21)	743
Net decrease in cash for the period	(1,582)	(4,765)	(13,135)	(38,494)

(1)
This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.

The reduction in the net decrease in cash for three months and year ended December 31, 2023 was primarily due to significant improvements to operating efficiency and the profitability of our revenue streams in the current period.

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash provided by operating activities before investment in gross loans receivables was $4.7 million for the three months ended December 31, 2023, which is a $4.2 million improvement compared to $0.5 million in the same period last year. Cash provided by operating activities before investment in gross loans receivable was $9.5 million for the year ended December 31, 2023, which is a $20.1 million improvement compared to negative $10.6 million in the same period last year. The improvement was primarily attributed to significant operating expense efficiencies gained in the past year, in addition to gross margin improvements.

Cash invested in loans receivable was a $6.9 million outflow in the three months ended December 31, 2023 compared to a $1.8 million outflow in the same period last year. Cash invested in loans receivable was a $18.7 million outflow in the year ended December 31, 2023, compared to a $16.4 million outflow in the same period last year. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

Cash used in operating activities increased by $0.8 million or 62% in the three months ended December 31, 2023 compared to the same period last year. Cash used in operating activities improved by $17.8 million or 66% in the year ended December 31, 2023, compared to the same period last year.

Cash provided by (used in) operating activities before changes in working capital was a $3.5 million inflow in the three months ended December 31, 2023 compared to a $0.7 million outflow in the same period last year. Cash provided by operating activities before changes in working capital was a $9.9 million inflow in the year ended December 31, 2023, compared to a $7.8 million outflow in the same period last year. The overall decrease in cash outflows was due to lower operating expenses as a percentage of revenue in the current period relative to the prior period.

Other changes in working capital resulted in a $1.2 million inflow in the three months ended December 31, 2023 compared to a $1.2 million inflow in the same period last year. Other changes in working capital resulted in a $0.4 million outflow in the

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Management’s Discussion and Analysis

year ended December 31, 2023, compared to a $2.8 million outflow in the same period last year. The changes in cash flows due to working capital are primarily due to the timing of vendor payments.

Cash provided by (used in) investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment and sale of our digital assets, cash invested in investment accounted for using the equity method, monetization of our investment portfolio and cash (invested) acquired in a business combination. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

Cash used in investing activities in the three months ended December 31, 2023 was $1.0 million compared to $0.7 million in the same period last year. Cash used in investing activities in the year ended December 31, 2023 was $3.1 million compared to $9.1 million in the same period last year. The overall decrease in cash used in investing activities is primarily due to a significant reduction in capital technology expenditures required as a result of our cost efficiency initiatives.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash provided by financing activities in the three months ended December 31, 2023 was $1.6 million compared to cash used in financing activities of $2.7 million for the same period last year. The net increase in cash provided by financing activities in the current period compared to the prior period is primarily attributable to a $2.4 million increase in advances of the Credit Facility, compared to a $1.4 million repayment of the Credit Facility in the prior period.

Cash used in financing activities in the year ended December 31, 2023 was $0.9 million compared to cash used in financing activities of $3.1 million for the same period last year. The net decrease in cash used in financing activities for the year ended December 31, 2023 relative to the same period in the prior year is primarily attributable a $2.0 million increase in advances on the credit facility in the current period.

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Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at December 31, 2023. Management will continue to refinance any outstanding amounts owing under the Credit Facility or our long-term debentures as they become due and payable.

($000s)	2024	2025	2026	2027	2028	Thereafter
Commitments - operational
Lease payments	1,206	1,240	1,255	872	113	526
Trade payables	6,448	—	—	—	—	—
Accrued wages and other expenses	17,634	—	—	—	—	—
Other purchase obligations	1,308	812	584	642	221	—
Interest – Credit Facility	6,601	3,300	—	—	—	—
Interest – Debentures	3,197	2,252	—	—	—	—
	36,394	7,604	1,839	1,514	334	526
Commitments – principal repayments
Credit Facility	—	49,405	—	—	—	—
Debentures (1)	1,924	35,096	—	—	—	—
	1,924	84,501	—	—	—	—
Total contractual obligations	38,318	92,105	1,839	1,514	334	526

Disclosure of Outstanding Shares

The authorized capital of Mogo consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of March 19, 2024, no preferred shares have been issued and the following common shares, and rights to acquire common shares were outstanding:

Class of Security	Number outstanding (in 000s) as at March 19, 2024
Common shares	24,515
Stock options	3,460
Restricted share units	-
Common share purchase warrants (2)	2,267

(1)
The debenture principal repayments are payable in either cash or common shares of Mogo at Mogo’s option. The number of common shares required to settle the principal repayments is variable based on the Company's share price at the repayment date. The debentures are subordinated to the Credit Facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of Credit Facility.
(2)
Common share purchase warrants include the 1,909,608 warrants accounted for as a derivative financial liability in Note 13 of the consolidated financial statements for the year ended December 31, 2023. Of these warrants, 891,089 expire in August 2024 and 1,018,519 expire in June 2025.

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Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. The Company’s significant risk and related policies are described further in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2023.

Other risks

As part of the Federal Budget released in March 2023, the Government of Canada provided indication of its intention to reduce the maximum allowable interest rate to an annual percentage rate of 35%. The new maximum allowable rate will only be applicable to agreements entered subsequent to the effective date, which has not yet been determined. The Company intends to make any necessary adjustments to product offerings as new updates unfold, in order to mitigate any potential impact of the lower maximum allowable rate.

As changes in our business environment or investment strategy occur, we may adjust our strategies to meet these changes, which may include restructuring a particular business or asset or refocusing on different sectors of our investment portfolio. In addition, external events, including changing technology, changing consumer patterns, changing market sentiment, and changes in macroeconomic condition, including the volatility and uncertainty in financial markets (including cryptocurrency markets), may impair the value of some or all of our assets or require us to take a charge against such assets, including our investment in WonderFi. When these changes or events occur, we may need to write down the value of certain assets or the overall value of our investment portfolio. We may also make investments in existing or new businesses in order to build on or diversify our investment portfolio. Some of these investments may have short-term returns that are negative or low and the ultimate prospects of those investments in our portfolio may be uncertain, volatile or may not develop at a rate that supports our level of investment. In any of these events, we may have significant charges associated with the write-down of assets or certain asset classes such as cryptocurrency or technology company investments.

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the year ended December 31, 2023 and elsewhere in this MD&A.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends, or issue debt.

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Management’s Discussion and Analysis

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the determination of allowance for loan losses, fair value of privately held investments, impairment of investment in associate, and valuation of goodwill acquired in business combinations, which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2023.

Changes in Accounting Policies including Initial Adoption

Significant accounting policies

The accounting policies are described in the Company's annual consolidated financial statements for the year ended December 31, 2023.

New and amended standards and interpretations

Certain new or amended standards and interpretations are expected to become effective on January 1, 2024 and beyond. There are no new standards, interpretations or amendments that are expected to have a material impact to the Company’s consolidated financial statements. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

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Management’s Discussion and Analysis

Controls and Procedures

The Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

As at December 31, 2023, management assessed the design and operating effectiveness of the Company’s ICFR and concluded that such ICFR is appropriately designed and operating effectively, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's ICFR during the period that have materially affected, or are likely to materially affect, the Company's ICFR.

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